

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 31, 2008

via U.S. mail

Richard E. Chandler, Jr.
Senior Vice President, General Counsel and Corporate Secretary
Smith International, Inc.
16740 East Hardy Road
Houston, Texas 77032

      Re: **Smith International, Inc.**
              Form S-4
              Filed June 24 2008 and amended June 25, 2008
              File No. 333-151897

              Form 10-K
              Filed February 29, 2008
              File No. 1-08514

              Schedule 14A
              Filed April 11, 2008
              File No. 1-08514

Dear Mr. Chandler:

We have reviewed your response letters and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We continue to review your response letter dated July 25, 2008 and may have additional comments.

2.   We have reviewed your correspondence filed and submitted in response to our July 17, 2008 comment letter. We believe that disclosure is warranted regarding your business activities in the countries named. We note your statement that these activities do not present a material investment risk either quantitatively or qualitatively to investors. However as you indicate that you have historical business activities in certain countries that have been identified as state sponsors of terrorism, we believe relevant disclosure on these activities is appropriate in the company business discussion for investors to determine whether or not the information is material.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sandy Eisen at (202) 551-3864 or Chris White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: S. Eisen
C. White
J. Madison

Via facsimile
David Shapiro
(212) 403-2000